SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Cascal N.V.
(Name of Subject Company)
Cascal N.V.
(Names of Person(s) Filing Statement)
Common shares, par value EUR 0.50 per share
(Title of Class of Securities)
N1842P 109
(CUSIP Number of Class of Securities)
Jonathan Lamb
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
+44 1306 746 080
(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)
Copies To:
David A. Zagore, Esq.
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
(216) 479-8500

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Investor Contacts:	Media Contact:
KCSA Strategic Communications	KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby	Lewis Goldberg
+1 212.896.1249 / +1 212.896.1236	+1 212.896.1216
jgoldberger@kcsa.com /mcsaby@kcsa.com	lgoldberg@kcsa.com
Michael Wager Steps down from Cascal Board to Become company Advisor in its bid to repel PROPOSED
SEMBCORP Tender Offer
London, U.K., May 5, 2010- Cascal N.V. (NYSE: HOO) (the Company) today announced that Michael Wager, non-executive director since 2008, has resigned from Cascal’s board of directors.
The resignation comes in the wake of a proposed, unsolicited and below market tender offer from Sembcorp. Wager will assume an advisory and spokesperson role for Cascal as it fends off the proposed tender. As a partner with the law firm Squire, Sanders & Dempsey, Mr. Wager has over 25 years of experience in tender offers, mergers and acquisitions, and representing companies during hostile control transactions.
Since being notified of the proposed offer, Cascal has filed a complaint in the United States District Court for the Southern District of New York claiming violations by Sembcorp of U.S. securities laws and certain agreements. Cascal rejects Sembcorp’s proposal as unacceptable and coercive, and believes that shareholders will realize far greater value if the Company remains independent and is able to move forward with its growth strategy.
About Cascal N.V.
Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately 4.7 million.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION LEGEND:
SECURITY HOLDERS SHOULD READ CASCAL N.V.’S SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THE RECOMMENDATION AND OTHER FILED DOCUMENTS FREE OF CHARGE AT THE COMMISSION’S WEB SITE (www.sec.gov) AS WELL AS DIRECTLY FROM CASCAL N.V. BY CONTACTING JEFFREY GOLDBERGER, KCSA STRATEGIC COMMUNICATIONS, 880 THIRD AVENUE, NEW YORK, NEW YORK 10022, +1 212.896.1249, JGOLDBERGER@KCSA.COM.
Learn more at www.cascal.co.uk

Forward-looking statements
This release contains forward-looking statements that are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1,2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.
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